Exhibit 99.1

Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and

Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL ENTERS INTO COLLABORATION AND LICENSE AGREEMENT
WITH ACADIA FOR PIMAVANSERIN

Transaction Directly On Target with New Strategic Focus;
Builds Specialty CNS pipeline

TORONTO, Canada, May 4, 2009 — Biovail Corporation (NYSE, TSX: BVF) today announced its subsidiary, Biovail Laboratories International SRL (BLS), has entered into a collaboration and license agreement with ACADIA Pharmaceuticals Inc. BLS has acquired the U.S. and Canadian rights to develop, manufacture and commercialize pimavanserin tartrate (a selective 5-HT2A inverse agonist) in a number of neurological and psychiatric conditions, including Parkinson’s disease psychosis (PDP) and Alzheimer’s disease psychosis (ADP). Pimavanserin is a new chemical entity (NCE) currently in Phase III clinical development for the treatment of PDP.

“This agreement provides Biovail with a late-stage NCE product with strong intellectual property protection that is directly on target with our specialty central nervous system focus,” said Bill Wells, Biovail’s Chief Executive Officer. “Pimavanserin addresses a large unmet medical need, and has the potential to make a significant difference in the lives of the millions of men and women living with Parkinson’s disease. We are delighted to be partnering with ACADIA to bring this innovative treatment to market.”

Under the terms of the agreement, Biovail has paid an upfront fee of $30 million, and will pay up to $160 million in potential development milestones associated with the successful completion of clinical trials, regulatory submissions and approvals for pimavanserin in the PDP and ADP indications. Should Biovail pursue a third indication, it could pay up to $45 million in additional success milestones.

The agreement also stipulates that Biovail make additional milestone payments of up to $160 million as certain sales thresholds are met. Biovail will also make tiered, royalty payments of 15% to 20% on net commercial sales of pimavanserin.

About Pimavanserin

Pimavanserin tartrate is a novel, potent and selective 5-HT2A inverse agonist discovered by ACADIA and currently being evaluated in two Phase III pivotal trials as a treatment for PDP. Pimavanserin is given orally and blocks the activity of the 5-HT2A receptor, a drug target that plays an important role in the treatment of various neuropsychiatric disorders.

About Parkinson’s Disease Psychosis (PDP)

According to the National Parkinson Foundation, over 1.5 million people in the United States suffer from Parkinson’s disease. Up to 40 percent of patients with Parkinson’s disease may develop psychotic symptoms, commonly consisting of visual hallucinations and delusions. Currently there is no therapy in the United States approved to treat PDP. The development of psychosis in patients with Parkinson’s disease often disrupts their ability to perform many of the activities of daily living that keep them independent and active. As a result, PDP is associated with increased caregiver burden, nursing home placement, and increased mortality.

About Alzheimer’s Disease Psychosis (ADP)

According to the Alzheimer’s Association, approximately 5.3 million people in the United States have Alzheimer’s disease. While the criteria for diagnosing Alzheimer’s disease are mostly focused on cognitive deficits, it is the behavioral and neuropsychiatric symptoms that are often troublesome for caregivers and lead to poor quality of life for patients. Between 25 and 50 percent of patients with Alzheimer’s disease may develop ADP, which is characterized by disturbing hallucinations and delusions. There currently is no therapy in the United States approved for the treatment of ADP. The presence of psychotic symptoms in patients with Alzheimer’s disease is associated with more rapid cognitive and functional decline and increased institutionalization.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the reliability of research findings, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: uncertainties associated with the launch of a new product and the accuracy of associated research, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, the regulatory environment and associated filings and approvals, and other risks detailed from time to time in Biovail’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as Biovail’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.  The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets.  For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.